6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Act of 1934

For First Quarter 2002

Bank Santiago
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Bandera 201
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

BANCO SANTIAGO

www.bancosantiago.cl

For Release: INMEDIATELY
Contact: Desirée Soulodre
(562) 647-4747
dsoulod@bancosantiago.cl

Neil McGuinness
(562) 647-6482
nmcguin@bancosantiago.cl

BANCO SANTIAGO ANNOUNCES FIRST QUARTER 2002 FINANCIAL RESULTS

- Banco Santiago recorded net income for the first quarter of 2002 of Ch$31.416 million, a 20.1% increase over the fourth quarter of 2001 and a 1.1% increase over the first quarter of 2001.
- The first quarter 2002 net income resulted in earnings per ADS of US$0.50, a return on average total assets (ROAA) of 1.82% (annualized), and a return on average shareholders' equity (ROAE) of 22.73% (annualized).
- The Bank's efficiency ratio was 47.3% during the first quarter of 2002 improving from the 49.1% accumulated for the year 2001.
- The coverage ratio at the end of the first quarter of this year was 143.5% compared to 142.5% at the end of 2001. Past due loans as a percentage of total loans decreased from 1.32% to 1.31% between the last quarter of 2001 and the first of this year.
- The Bank's loan market share has grown steadily, finishing the first quarter of 2002 with a 16.1% from 16.0% at the end of the fourth quarter of 2001, and from 15.8% at the end of March of last year.
- Banco Santiago held its Annual General Shareholders' Meeting on March 21, 2002 and approved a dividend payment of 100% of its 2001 net income, which represents US$1.90 per ADS.
- During the first quarter, the Central Bank of Chile (BCCH), owner of 35.5% of Banco Santiago's shares, filed a registration statement with the SEC

announcing their intention to launch an international offering, to sell their corresponding share of the Bank.

- As of April 16, the BCCH decided to cancel the auction of Banco Santiago's shares, claiming that the orders placed in the book were not enough to assure liquidity to institutional investors.
- As of April 18, Banco Santiago announced that it had informed the Chilean Superintendency of Banks that Banco Santander Central Hispano, Banco Santiago's controlling shareholder, had submitted to the board of directors a request to examine the benefits of an eventual merger of Santiago and Santander-Chile. Banco Santiago understands that the same request has been submitted to the board of directors of Santander-Chile.
- The Banco Santiago board of directors has approved the conduct of this analysis and has agreed to hire JP Morgan as investment bank to prepare a report on the potential merger.
- As of April 23rd, HSBC sold its shareholding in Banco Santiago (6.99%). The auction took place in the Santiago stock exchange at a price of Ch$12.35 per share. This sale had a positive impact in the bank's float which increased from 14% to almost 21%.
- The Chilean Central Bank cut its short-term reference interest rate for monetary policy by 175 basis points during the first quarter of 2002 from 6.5% to 4.75%.
- RATINGS

	Moody's	**Standard & Poor's**
Long term foreign currency debt	A2	A-
Long term foreign currency sub debt	A2	BBB+

Santiago, Chile — April 25, 2002 — Banco Santiago (NYSE: SAN) today announced its unaudited results for the first quarter of 2002. These results are reported on a consolidated basis and in accordance with Chilean GAAP. All figures presented are in constant Chilean pesos of March 31, 2002 and thousands of US dollars at the March 31, 2002 exchange rate of Ch$664.44 per US$1.

Banco Santiago (the "Bank") reported net income for the first quarter of 2002 of Ch$31.416 million, as compared to net income of Ch$26.160 million for the fourth quarter of 2001 and Ch$31.074 million for the first quarter of 2001. This net income resulted in earnings per ADS of US$0.50 (Ch$0.32 per underlying share), a return on average total assets (ROAA) of 1.8% (annualized), and a return on average shareholders' equity (ROAE) of 22.7% (annualized) for the quarter.

Despite the fact that the Bank had to pay tax for the first time since 1983 having used up our tax shield, net income increased by 20.1% in the first quarter of 2002 as compared to the fourth quarter of 2001. This strong improvement is explained by an increase in net interest revenue (16.3%), net total income from fees and services (60.7%), a decrease in operating expenses (5.0%) and gain from price-level restatement due to negative inflation. The Bank's net interest margin in the first quarter of 2002 was 4.17%, still at a high level in comparison to the fourth quarter of 2001, when it was 3.7%, but significantly lower than in the first quarter of 2001 (4.98%).

The Bank's loan portfolio increased by 1.1% during the first quarter of 2002 compared to the

Selected Financial Information

	1Q 2002	4Q 2001	1Q 2001	% Change 1Q02-4Q01	% Change 1Q02-1Q01
	(Millions of constant Chilean pesos of March 31, 2002 purchasing power, except percentages)				
Components of Net Income					
Net Interest Revenue	63.588	54.655	66.387	16,3%	(4,2%)
Provisions for Loan Losses	(12.826)	(12.068)	(9.975)	6,3%	28,6%
Income from Fees & Services	11.563	7.197	11.265	60,7%	2,6%
Other Income	8.195	16.368	(535)	NMF	(1631,8%)
Operating Expenses	(38.778)	(40.831)	(36.609)	(5,0%)	5,9%
Loss from Price-Level Restatement	1.517	(2.143)	(208)	(170,8%)	(829,3%)
Income Before Taxes	33.259	23.178	30.325	43,5%	9,7%
Net Income	31.416	26.160	31.074	20,1%	1,1%
Net Interest Margin	4,17%	3,70%	4,98%		
Efficiency Ratio	47,26%	55,54%	45,05%		
Return on Average Total Assets*	1,82%	1,55%	2,08%		
Return on Average Shareholders' Equity*	22,73%	18,42%	24,42%		
Branches	169	169	166		
Employees	4.448	4.489	4.743		
Automatic Teller Machines	605	595	611		

*** Annualized**
NMF: Not meaningful

fourth quarter of 2001 and by 5.5% compared to the first quarter of 2001. Increases in consumer loans, foreign trade loans and leasing contracts were the main drivers of growth in the loan book.

The Bank's risk index as of March 31, 2002 was 1.30%, slightly lower than as of the end of December of 2001, when it stood at 1.32%, and lower than the 1.31% risk index as of March 31, 2001. Between the fourth quarter of 2001 and the first quarter of 2002, past due loans as a percentage of total loans decreased slightly from 1.32% to 1.31%. During the same period, the coverage ratio increased from 142.5% to 143.5%.

Banco Santiago held its Annual General Shareholders Meeting on March 21, 2002. A dividend payment of Ch$1.2 per share, equivalent to US$1.90 per ADR, at the December 31, 2001 exchange rate of Ch$656.20 per US$1, was approved.

THE BANK AND ITS SUBSIDIARIES

During the first quarter of 2002, the Bank, excluding its subsidiaries, accounted for Ch$27,876 million of the consolidated net income of Ch$31,416 million. This represents an increase of Ch$4,177 million as compared to the Bank's income (excluding subsidiaries) for the fourth quarter of 2001 and an increase of 1.0% when compared to the first quarter of last year. Overall, the Bank's contribution in the first quarter of 2002 accounted for 88.7% of total net income, while it represented 88.8% and 90.6% during the first and fourth quarter of 2001, respectively. Total net income for the Bank's subsidiaries in the first quarter of 2002 was Ch$3,540 million, an increase of Ch$1,079 million over the fourth quarter of 2001.

Net Income

	1Q 2002	4Q 2001	1Q 2001	% Change 1Q02-4Q01	% Change 1Q02-1Q01
	(Millions of constant Chilean pesos of March 31, 2002 purchasing power, except percentages)				
Net Income					
Bank (excluding subsidiaries)	27.876	23.699	27.595	17,6%	1,0%
Leasing	1.587	743	1.252	113,6%	26,8%
Factoring	366	197	245	85,8%	49,4%
Financial Advisory Services	(20)	48	282	NMF	NMF
Stock Brokerage	236	413	584	(42,9%)	(59,6%)
Insurance Brokerage	419	194	194	116,0%	116,0%
Investment Fund Management	23	40	34	(42,5%)	(32,4%)
Collections Agency	128	(4)	94	NMF	36,2%
Mutual Fund Management	801	830	794	(3,5%)	0,9%
Consolidated Net Income	31.416	26.160	31.074	20,1%	1,1%

NMF: Not meaningful

Factoring subsidiary purchased January 29, 1999; collections agency purchased June 27, 1999.

The results presented above are not adjusted for the effects of operations between subsidiaries.

Net income for the Bank's largest subsidiary, Santiago Leasing, rose by 113.6% in the first quarter of 2002, as compared to the previous quarter, while it grew by 26.8% when compared to the first quarter of 2001. In the twelve month analysis, this increase is mainly explained by a 91.2% increase in fee income, and reductions of 52.0% in operating expenses and 27.4% in risk provisions.

The Bank's stock brokerage subsidiary, Santiago Corredora de Bolsa, reported net income of Ch$236 million for the first quarter of 2002, 59.6% and 42.9% lower than in the first and fourth quarters of 2001, respectively. Despite the several cuts in interest rates during the first quarter of 2002, the stock market had a very volatile performance, negatively impacting the subsidiary's portfolio, which includes fixed income securities and stocks.

During the first quarter of 2002, Santiago Administradora de Fondos Mutuos, the Bank's mutual fund subsidiary, experienced a 3.5% decrease in net income compared to the fourth quarter of 2001 and a 0.9% improvement compared to the first quarter of 2001. During the quarter, Santiago Mutual Fund was merged with the investment fund subsidiary. The new banking bill allows banks to offer management of multiple funds under one subsidiary.

Santiago Asesorias Financieras, the financial advisory subsidiary, showed a loss of Ch$20 million in the first quarter of 2002 compared to a Ch$282 and Ch$48 gain in the first and fourth quarter of 2001, respectively.

The factoring subsidiary also experienced a sharp rise in its net income during the first quarter of 2002, of 49.4% and 85.8%, when compared to the first and fourth quarter of 2001 respectively. The subsidiary saw significant growth in the volume of transactions and consequently in its fees. This is primarily explained by low interest rates and inflation that lowered its funding costs.

NET INTEREST REVENUE

Net interest revenue in the first quarter of 2002 was Ch$63,588 million, or 16.3% higher than in the fourth quarter of 2001, resulting from a 19.7% decrease in interest revenue and a 43.2% decrease in interest expense. In the case of interest revenue, the decrease was due to a 22.3% reduction of nominal interest rates combined with a 3.3% growth in average interest earning assets. The decrease in interest expense is explained by a 45.3% reduction of nominal interest rates and a 4.0% growth in interest bearing liabilities.

Net Interest Margin Analysis

	1Q 2002	4Q 2001	1Q 2001	% Change 1Q02-4Q01	% Change 1Q02-1Q01
	(Millions of constant Chilean pesos of March 31, 2002 purchasing power, except percentages)				
Interest Revenue	111.349	138.676	134.108	(19,7%)	(17,0%)
Interest Expense	(47.761)	(84.021)	(67.721)	(43,2%)	(29,5%)
Net Interest Revenue	63.588	54.655	66.387	16,3%	(4,2%)
Average Interest Earning Assets	6.101.691	5.908.924	5.329.291	3,3%	14,5%
Net Interest Margin*	4,17%	3,70%	4,98%		

* Net Interest Revenue * 4 / Average Interest Earning Assets

Between the fourth quarter of 2001 and the first quarter of 2002, the average spread increased significantly, from 2.26% to 3.40%. For the first quarter of 2002, the average rates earned and paid were 7.30% and 3.90%, respectively, as compared to 9.39% and 7.13%, respectively, for the fourth quarter of 2001. Both the average rates earned and paid decreased significantly between the fourth quarter of 2001 and the first quarter of 2002 as a result of lower inflation. Inflation for accounting purposes was (0.4%) during the first quarter of 2002, compared to 0.1% during the fourth quarter of 2001. The Chilean Central Bank cut its short-term reference interest rate for monetary policy by 175 basis points during the first quarter of 2002, from 6.50% to 4.75% in nominal terms. Since interest rates on liabilities re-price more rapidly than interest rates on assets, the decrease in the average rate paid (323bps) was more important than the decrease in the average rate earned (209bps), thus increasing the spread.

When comparing with the first quarter of 2001, the average spread decreased, from 3.68% to 3.40%, affecting both the average rate earned and paid decreases of (277bps) and (249bps). This put pressure on spreads which stood at 3.68% at the close of the first quarter of last year, compared to 3.40% at the end of March of 2002.

In addition, the composition of average total assets and liabilities changed slightly, with a resulting positive impact on net interest revenue. On one side, average interest earning assets as a percentage of average total assets increased between the fourth quarter of 2001 and the first quarter of 2002 from 87.7% to 88.2%, but decreased compared to the 89.4% of the first quarter of 2001. Average interest earning assets rose by 3.3%, in real terms, over the last quarter of 2001, and 14.5% compared to the first quarter. However, the Bank experienced some growth consumer loans, the increase involved mainly those assets with lower interest rates, such as foreign trade and interbank loans as well as financial investments. On the other side, average interest bearing liabilities as a percentage of average total liabilities increased slightly from 70.0% to 70.9% over the same period. As a result, the percentage of average interest earning assets funded by non-interest bearing liabilities dropped from 20.2% to 19.7%.

Additionally, as a result of the negative inflation during the first quarter of 2002, the yield on non-interest bearing liabilities, measured by the nominal interest rate paid on liabilities, strongly decreased from 4.99% at the end of the fourth quarter of 2001 to 2.76% at the end of the first quarter of 2002, offsetting in part the positive effect of higher spreads. Net interest margin was 4.17% in the first quarter of 2002, compared to 4.98% and 3.70% at the end of the first and fourth quarter of 2001, respectively.

Compared to the same quarter in 2001, net interest revenue in the first quarter of 2002 decreased by 4.2%, resulting from a 17.0% decrease in interest revenue and a 29.5% decrease in interest expense.

The reduction in net interest margin during the present year should be more evident once Chilean banks start paying interests on checking accounts (June 1, 2002),a reduction in net interest revenue that should be compensated at the fee level.



Efficiency
NIM
Spread
6%
5%
4%
3%
2%
1%
0%
60%
55%
50%
45%
40%
2000-1Q
2000-2Q
2000-3Q
2000-4Q
2001-1Q
2001-2Q
2001-3Q
2001-4Q
2002-1Q
4,56%
3,40%
3,02%
3,68%
4,80%
55,5%
45,0%
45,6%

INTEREST EARNING ASSETS

Average interest earning assets as of March 31, 2002 increased by 3.3% in real terms as compared to December 31, 2001, and by 14.5% as compared to March 31, 2001. The increase between the fourth quarter of 2001 and the first quarter of 2002 was driven by increases in foreign trade loans (7.1%), consumer loans (6.0%), leasing contracts (5.0%) and interbank loans (336.1%). The increase between the first quarter of 2001 and the first quarter of 2002 is mainly explained by increases in financial investments (39.6%), contingent loans (25.3%) and foreign trade loans (46.8%).

Interest Earning Assets

	1Q 2002	4Q 2001	1Q 2001	% Change 1Q02-4Q01	% Change 1Q02-1Q01
	(Millions of constant Chilean pesos of March 31, 2002 purchasing power, except percentages)				
Interest Earning Assets					
Commercial Loans	1,960,362	1,989,159	1,950,749	(1.4%)	0.5%
Consumer Loans	322,929	304,656	318,456	6.0%	1.4%
Mortgage Loans	1,030,514	1,037,078	980,640	(0.6%)	5.1%
Foreign Trade Loans	406,284	379,199	276,696	7.1%	46.8%
Interbank Loans	91,177	20,909	28,719	336.1%	217.5%
Leasing Contracts	277,267	263,971	256,940	5.0%	7.9%
Other Outstanding Loans	559,825	595,968	642,554	(6.1%)	(12.9%)
Contingent Loans	360,726	362,532	287,920	(0.5%)	25.3%
Financial Investments	884,825	940,609	633,842	(5.9%)	39.6%
Interbank Deposits	30,933	44,140	71,564	(29.9%)	(56.8%)
Total Interest Earning Assets	5,924,842	5,938,221	5,448,080	(0.2%)	8.8%

The Bank's loan portfolio posted a 1.1% increase in the first quarter of 2002 as compared to the fourth quarter of 2001, mainly driven by foreign trade loans, consumer loans, and leasing contracts. However, a reduction by 1.5% of commercial loans partially offset those increases. The increase in consumer loans is entirely explained by the annual consumer campaign that the Bank launches in March (SantiagOfertas) Interest rates that represented an incentive for companies to contract new loans.

The loan book increased by 5.5% over the first quarter of 2001, mainly due to increases in foreign trade loans (46.8%), contingent loans (25.3%) and leasing contracts (7.9%), partially offset by a 12.9% decrease in other outstanding loans.

Financial investments increased by 39.6% between the first quarter of 2001 and the first quarter of 2002. This is mainly explained by a more active trading position, as a result of the lower short-term interest rates environment since the first quarter of 2001. The bank has been taking positions in long term securities, in order to take advantage of the several interest rates cuts.

FUNDING

Interest bearing liabilities in the first quarter of 2002 increased by 1.6% as compared to the fourth quarter of 2001, and non-interest bearing liabilities increased by 8.9% over the same period. When compared to the first quarter of 2001, interest bearing liabilities rose by 11.6%, while non-interest bearing liabilities increased by 11.3%.

The level of non-interest bearing demand deposits in the first quarter of 2002 was flat over the fourth quarter of 2001, due to a 10.1% increase in banker's drafts and other deposits while checking accounts decreased by 6.4%. When compared to the first quarter of 2001, non-interest bearing demand deposits decreased by 2.9%, resulting from a 3.5% reduction in checking accounts and a 2.1% drop in Bankers drafts and other deposits.

Interest bearing liabilities in the first quarter of 2002 were influenced by increases in savings accounts and time deposits (6.1%) and a 55.9% increase in borrowing from domestic banks, which replaced the funding coming from the Central Bank and from foreign borrowings.

When comparing the first quarter of 2002 with the first quarter of 2001, the 11.6% increase in interest bearing liabilities is mainly explained by a 15.0% increase in saving accounts and time deposits and a 165.9% rise foreign borrowings. The bank has increased its position in Central Bank

securities, Chilean peso denominated but indexed to the dollar, which have funded with lines from banks abroad.

Funding

	1Q 2002	4Q 2001	1Q 2001	% Change 1Q02-4Q01	% Change 1Q02-1Q01
	(Millions of constant Chilean pesos of March 31, 2002 purchasing power, except percentages)				
Interest Bearing Liabilities					
Savings Accounts & Time Deposits	2.773.498	2.614.756	2.410.747	6,1%	15,0%
Central Bank Borrowings	32.653	120.645	70.587	(72,9%)	(53,7%)
Repurchase Agreements	210.981	217.486	223.937	(3,0%)	(5,8%)
Mortgage Finance Bonds	1.082.634	1.089.849	1.016.302	(0,7%)	6,5%
Senior Bonds	222.362	226.512	229.000	(1,8%)	(2,9%)
Subordinated Bonds	260.093	263.920	247.452	(1,5%)	5,1%
Borrowings From Domestic Banks	179.120	114.909	139.288	55,9%	28,6%
Foreign Borrowings	150.763	180.634	56.709	(16,5%)	165,9%
Other Obligations	38.287	41.899	40.950	(8,6%)	(6,5%)
Total Interest Bearing Liabilities	4.950.391	4.870.610	4.434.972	1,6%	11,6%
Non-interest Bearing Liabilities					
Demand Deposits	848.000	847.682	873.467	0,0%	(2,9%)
Other Liabilities	596.510	478.748	424.035	24,6%	40,7%
Total Non-Interest Bearing Liab.	1.444.510	1.326.430	1.297.502	8,9%	11,3%

When observing averages, average interest bearing liabilities increased by 4.0% in real terms between the fourth quarter of 2001 and the first quarter of 2002 and by 15.6% when compared to the first quarter of 2001. Average non-interest bearing liabilities experienced a slight increase of 0.8% over the fourth quarter of 2001, and increased by 20.7% over the first quarter of 2001.

LOAN LOSS PROVISIONS AND RESERVES

During the first quarter of 2002, the Bank established loan loss provisions of Ch$12,826 million, 6.3% higher than during the fourth quarter of 2001 and 28.6% higher than the first quarter of 2001. This increase can be largely explained by the continuing economic lethargy which negatively impacts in particular the small and medium sized companies and businesses, in the light of possible economic uncertainties.

The ratio of write-offs to average loans was 0.9% annualized for the first quarter of 2002, higher than the 0.76% reported at the end of both the prior quarter and the first quarter of 2001. Again the small and medium sized companies was the segment which principally contributed to this increase. In the light of the weak recovery of this business segment, the bank has been pro-active in it's write-off policy. This especially applies to those credit operations under 3,000UF (approximately US$76.000), which in management's opinion appear to be more difficult to collect. The Bank's risk index decreased from 1.32% at the end of December 2001 to 1.30% at the end of March 2002, also decreasing from the 1.31% reported at the end of March 2001. We do not foresee an improvement in risk levels for the time being.

Past due loans as a percentage of total loans remained relatively stable when comparing the first quarter of 2002 with the last quarter of 2001, decreasing from 1.32% to 1.31%. When compared to the first quarter of 2001, past due loans as a percentage of total loans were down from 1.39%. Non-performing loans as a percentage of total loans increased from 1.86% to 2.25% between the fourth quarter of 2001 and the first quarter of 2002, but decreased from 2.34% between the first quarter of 2001 and the first quarter of this year.

Loan loss reserves as of March 31, 2002 totaled Ch$95.675 million, a 17% increase as compared to December 31, 2001 and a 7.0% increase when compared to March 31, 2001. These increases are consistent with the 1.1% and 5.5% increase in total loans, when comparing to the

fourth quarter of 2001 and to the first quarter of 2001, respectively. The Bank's coverage ratio increased to 143.5% in the first quarter of 2002, from 142.5% at the close of the last quarter of 2001. This index remains at a healthy level when compared to the banking industry in general.

Asset Quality Analysis

	1Q 2002	4Q 2001	1Q 2001	% Change 1Q02-4Q01	% Change 1Q02-1Q01
	(Millions of constant Chilean pesos of March 31, 2002 purchasing power, except percentages)				
Provisions Established	(12.826)	(12.068)	(9.975)	6,3%	28,6%
Write-offs	(11.472)	(9.563)	(8.827)	20,0%	30,0%
Past Due Loans2	66.667	66.027	67.088	1,0%	(0,6%)
Non-performing Loans1	113.983	93.432	112.701	22,0%	1,1%
Loan Loss Reserves	95.675	94.090	89.438	1,7%	7,0%
Total Loans	5.075.751	5.019.499	4.809.762	1,1%	5,5%
Average Loans	5.070.596	5.054.920	4.670.705	0,3%	8,6%
Write-offs / Average Loans3	0,90%	0,76%	0,76%		
Loan Loss Reserves / Total Loans	1,88%	1,87%	1,86%		
Non-performing Loans1 / Total Loans	2,25%	1,86%	2,34%		
Past Due Loans2 / Total Loans	1,31%	1,32%	1,39%		
Loan Loss Reserves / Past Due Loans2	143,51%	142,50%	133,31%		
Official Risk Index 4	1,30%	1,32%	1,31%		

1) Non-performing loans include all loans that are one or more days overdue.

2) Past due loans include all loans that are 90 or more days overdue.

3) Annualized.

4) Unconsolidated.

INCOME FROM FEES & SERVICES

In the first quarter of 2002, income from fees and services increased by 60.7% over the prior quarter. Total income from fees and services rose by 11.3%, from Ch$15,650 million to Ch$17,414 million. Behind this increase are items such as a 33.3% increase in income from ATMs, a 61.4% increase in income from lines of credit. On the subsidiaries' side, income from collections grew from

Income from Fees & Services

	1Q 2002	4Q 2001	1Q 2001	% Change 1Q02-4Q01	% Change 1Q02-1Q01
	(Millions of constant Chilean pesos of March 31, 2002 purchasing power, except percentages)				
Income from Fees & Services					
Banking Services	8,586	6,244	7,228	37.5%	18.8%
Subsidiaries Services	4,077	3,185	4,138	28.0%	(1.5%)
Other	(1,100)	(2,232)	(101)	(50.7%)	989.1%
Net Fee & Service Income	11,563	7,197	11,265	60.7%	2.6%

NMF: Not meaningful

Ch$287 million to Ch$844 million while leasing grew from Ch$92 million to Ch$620 million when comparing the last quarter of 2001 with the first quarter of 2002. Total services expenses for the first quarter of 2002 compared to the last quarter of 2001 decreased by 30.8%. Contributing to this reduction is a drop of 36.7% in credit card expenses and 14.5% decrease in ATM expenses.

When compared to the first quarter of 2001, net income from fees and services for the first quarter of 2002 increased by 2.6%, resulting from a 6.5% increase in total income from fees and services, while total services' expenses grew by 15.2%. A 16.5% increase in income from credit cards (Ch$476 million) and a 24.7% increase in ATM fees were the main contributors to this growth. On the expenses side, banking services were down 9.3% and total expenses from subsidiaries increased by Ch$112 million.



Fees / Operating Expenses
(Recurrencia)
35%
30%
25%
20%
15%
10%
16,0%
22,9%
19,8%
24,4%
27,8%
31,7%
1997
1998
1999
2000
2001
2002-1Q

OTHER INCOME

Other operating income declined by 40.9% over the fourth quarter of 2001 and increased by 90.7% over the first quarter of 2001, mainly due to strong decreases in income from foreign exchange transactions.

Other Income

	1Q 2002	4Q 2001	1Q 2001	% Change 1Q02-4Q01	% Change 1Q02-1Q01
	(Millions of constant Chilean pesos of March 31, 2002 purchasing power, except percentages)				
Other Income					
Other Operating Income					
Trading & Brokerage Activities, Net	7,934	(415)	3,845	NMF	106.3%
Foreign Exchange Transactions, Net	(1,038)	12,083	(228)	NMF	355.3%
Total Other Operating Income, Net	6,896	11,668	3,617	(40.9%)	90.7%
Other Income & Expense, Net	1,299	4,700	(4,152)	9.4%	NMF
Total Other Income	8,195	16,368	(935)	361.9%	NMF

NMF: Not meaningful

As a result of the drop in interest rates, both in Chile and the US during the first quarter, the bank realized gains linked to fix income securities, together with a positive mark-to-market adjustment of such investments. As a result the Trading & Brokerage activities increased from a loss of Ch$415 million in the fourth quarter of 2001 to a gain of Ch$7,934 million at the end of March 2002. As of the end of March 2002, the bank was short in its dollar position, and during the first quarter of 2002 the real exchange rate experienced a 1.3% increase in real terms.

Starting at the beginning of the first quarter of 2002 and continuing during the quarter, the Bank increased its positions, mainly in Central Bank's securities, in the expectation of several rate cuts by the Chilean Central Bank.

The Bank experienced a strong decrease in other income and expenses, net between the fourth quarter of 2001 and the first quarter of 2002 (from Ch$4,700 million to Ch$1,299 million). However, on a year-over-year basis, other income and expenses net showed an increase (from a Ch$4,152 loss million to a Ch$1,299 million gain). A 85.5% decrease in non-operating income,

together with a 53.4% decrease in non-operating expenses, in both cases as a result of the completion of the technological renovation project, initiated by the Bank back in 1999.

OPERATING EXPENSES

In the first quarter of 2002, total operating expenses fell by 5.0% as compared to the fourth quarter of 2001 and increased by 5.9% as compared to the first quarter of 2001.

During the first quarter of 2002, the decrease of 8% in Personnel Salaries and Expenses is explained by the lower level of severance payments paid compared to the previous quarter. Approximately Ch$1.495 million in redundancies was paid in the last quarter of 2001. Increases in salaries and overtime contributed to increase in the year-on-year figure, with overtime increasing from Ch$277 million to Ch$425 million due to the implementation of the Altamira systems. Administrative and other expenses showed a 2.5% increase over the fourth quarter of 2001, mainly explained by an increase in the costs of utilities and refurbishing, (up Ch$565 million).

When comparing the first quarter of 2002 with the first quarter of 2001, administrative and other expenses increased by 6.3%. Items contributing to this include a Ch$145 million increase in legal fees, an increase of 32.5% in outsourcing expenses and the increase in costs for external IT development.

Operating Expenses

	1Q 2002	4Q 2001	1Q 2001	% Change 1Q02-4Q01	% Change 1Q02-1Q01
	(Millions of constant Chilean pesos of March 31, 2002 purchasing power, except percentages)				
Operating Expenses					
Personnel Salaries & Expenses	(20.016)	(21.751)	(19.275)	(8,0%)	3,8%
Administrative & Other Expenses	(14.368)	(14.015)	(13.521)	2,5%	6,3%
Depreciation & Amortization	(4.394)	(5.065)	(3.813)	(13,2%)	15,2%
Total Operating Expenses	(38.778)	(40.831)	(36.609)	(5,0%)	5,9%
Efficiency Ratio*	47,26%	55,54%	45,05%		

* Operating Expenses / (Net Interest Revenue + Income from Fees & Services + Other Operating Income)

Since operating costs decreased between the fourth quarter of 2001 and the first quarter of 2002, the Bank was able to improve its efficiency ratio from 55.5% to 47.3%. The efficiency ratio was 45.0% in the first quarter of 2001.

The ratio of operating expenses to average total assets (annualized) declined from 2.43% in the fourth quarter of 2001 and from 2.46% in the first quarter of 2001 to 2.24% in the first quarter of 2002. This can be explained by the 5.0% decrease in operating expenses combined with the 2.7% increase in average total assets over the last quarter of 2001 and the 5.9% increase in operating expenses offset by the 14.5% increase in average total assets in the first quarter of 2001.

LOSS FROM PRICE-LEVEL RESTATEMENT

The net effect of the inflation adjustment for non-monetary assets and liabilities lead to a gain of Ch$1.517 million for the first quarter of 2002, due to negative inflation, which was -0.38% during the quarter. In the previous quarter inflation lead to a loss of Ch$2.143 million while in the first quarter of 2001, the figure was Ch$208 million.

INCOME TAXES

The Bank paid income tax Ch$1,843 million during the first quarter of 2002, having used up it's tax credit which was linked to the retirement of the Bank's subordinated debt that arose during the financial crisis of the early eighties. In the last quarter of 2001 the tax credit was Ch$2,982 million and in the first quarter of 2001, the credit was Ch$749 million.

SHAREHOLDERS' EQUITY

As of March 31, 2002, the Bank's shareholders' equity totaled Ch$450,900 million including net income for the first quarter, as compared to Ch$536,833 million, which includes total net income for the year 2001 as of December 31, 2001. As of March 31, 2002, the Bank's Basle and Tier I capital ratios were 12.7% and 6.4%, respectively, as compared to 12.7% and 6.5% as of December 31, 2001. These figures are well above the 8% and 3% respective minima required by Chilean banking regulations.

First Quarter 2002 Financial Highlights

	Quarter Ended			Year-to-date	
	Mar 31, 2002	Dec 31, 2001	Mar 31, 2001	Mar 31, 2002	Mar 31, 2001
	(Nominal Chilean pesos at the end of each period, except percentages)				
Market Analysis					
Shares Outstanding (Millions)	98.934	98.934	98.934	98.934	98.934
ADS Outstanding (Millions)	95,22	95,22	95,22	95,22	95,22
Shares per ADS	1.039	1.039	1.039	1.039	1.039
Price per ADS (US$, at close of period)	20,10	22,25	20,30	20,10	20,30
Exchange Rate (US$ / Ch$)	664,44	656,20	592,91	664,44	592,91
Market Capitalization (US$ millions)	1.914	2.119	1.933	1.914	1.933
Earnings per ADS (US$)	0,50	0,54	0,41	1,03	0,78
Book Value per ADS (US$)	7,13	8,59	7,98	7,13	7,98
Price to Earnings Multiple (annualized)	10,1x	10,4x	12,3x	9,7x	12,9x
Price to Book Value Multiple	2,8x	2,6x	2,5x	2,8x	2,5x
Dividend per ADS (US$)*	1,90	NA	1,62	1,90	1,62
Dividend Payout Ratio	100%	NA	100%	100%	100%
Dividend Yield	9,45%	NA	8,30%	9,45%	8,30%

* Dividend approved by the Annual General Shareholders' Meeting from the previous year income.

Banco Santiago and Subsidiaries
Consolidated Income Statement

Millions of constant Chilean pesos of 03/31/02 purchasing power and thousands of US dollars at the 03/31/02 exchange rate of 664,44

	1Q 2002	4Q 2001	1Q 2001	1Q02-4Q01	1Q02-1Q01	YTD 2002	YTD 2001	YTD02 - YTD01	1Q 2002
	3 Ch$ Millions			% Change		Ch$ Millions		% Change	US$ Thousands
INTEREST REVENUE AND EXPENSE									
Interest Revenue	111,349	138,676	134,108	(19.71%)	(16.97%)	111,349	134,108	(16.97%)	167,583
Interest Expense	(47,761)	(84,021)	(67,721)	(43.16%)	(29.47%)	(47,761)	(67,721)	(29.47%)	(71,882)
Interest Revenue, Net	63,588	54,655	66,387	16.34%	(4.22%)	63,588	66,387	(4.22%)	95,702
PROVISIONS FOR LOAN LOSSES	(12,826)	(12,068)	(9,975)	6.28%	28.58%	(12,826)	(9,975)	28.58%	(19,303)
INCOME FROM FEES & SERVICES									
Total Income from Fees & Services	17,414	15,650	16,345	11.27%	6.54%	17,414	16,345	6.54%	26,209
Total Services Expense	(5,851)	(8,453)	(5,080)	(30.78%)	15.18%	(5,851)	(5,080)	15.18%	(8,806)
Total Income from Fees & Services, Net	11,563	7,197	11,265	60.66%	2.65%	11,563	11,265	2.65%	17,403
OTHER OPERATING INCOME, NET									
Gains From Trading & Brokerage Activities	12,338	3,761	6,994	228.05%	76.41%	12,338	6,994	76.41%	18,569
Losses From Trading & Brokerage Activities	(4,404)	(4,176)	(3,149)	5.46%	39.85%	(4,404)	(3,149)	39.85%	(6,628)
Foreign Exchange Transactions, Net	(1,038)	12,083	(228)	NMF	355.26%	(1,038)	(228)	355.26%	(1,562)
Total Other Operating Income, Net	6,896	11,668	3,617	(40.90%)	90.66%	6,896	3,617	90.66%	10,379
OTHER INCOME & EXPENSE									
Loan Loss Recoveries	3,609	3,355	3,724	7.57%	(3.09%)	3,609	3,724	(3.09%)	5,432
Non-operating Income	1,303	9,000	382	(85.52%)	241.10%	1,303	380	242.89%	1,961
Non-operating Expenses	(3,616)	(7,754)	(8,304)	(53.37%)	(56.45%)	(3,616)	(8,304)	(56.45%)	(5,442)
Income Attributable to Investments in Other Companies	3	81	52	(96.30%)	(94.23%)	3	54	(94.44%)	5
Minority Interest	-	18	(6)	(100.00%)	(100.00%)	-	(6)	(100.00%)	-
Total Other Income & Expense	1,299	4,700	(4,152)	NMF	NMF	1,299	(4,152)	NMF	1,955
OPERATING EXPENSES									
Personnel Salaries & Expenses	(20,016)	(21,751)	(19,275)	(7.98%)	3.84%	(20,016)	(19,275)	3.84%	(30,125)
Administrative & Other Expenses	(14,368)	(14,015)	(13,521)	2.52%	6.26%	(14,368)	(13,521)	6.26%	(21,624)
Depreciation & Amortization	(4,394)	(5,065)	(3,813)	(13.25%)	15.24%	(4,394)	(3,813)	15.24%	(6,613)
Total Operating Expenses	(38,778)	(40,831)	(36,609)	(5.03%)	5.92%	(38,778)	(36,609)	5.92%	(58,362)
LOSS FROM PRICE-LEVEL RESTATEMENT	1,517	(2,143)	(208)	(170.79%)	(829.33%)	1,517	(208)	(829.33%)	2,283
INCOME BEFORE TAX	33,259	23,178	30,325	43.49%	9.68%	33,259	30,325	9.68%	50,056
Income Tax	(1,843)	2,982	749	NMF	NMF	(1,843)	749	(346.06%)	(2,774)
NET INCOME	31,416	26,160	31,074	20.09%	1.10%	31,416	31,074	1.10%	47,282
Control		(92,129)				-	-		
						47.26%	45.05%		

BANCO SANTIAGO AND SUBSIDIARIES

Consolidated Balance Sheet

Millions of constant Chilean pesos of 03/31/02 purchasing power and thousands of US dollars at the 03/31/02 exchange rate of 664,44

	1Q 2002	4Q 2001	1Q 2001	1Q02-4Q01	1Q02-1Q01	1Q 2002
	Ch$ Millions			% Change		US$ Thousands
ASSETS						
Cash & Due From Banks						
Non-Interest Bearing	553,529	509,243	421,629	8.70%	31.28%	833,076
Interbank Deposits - Interest Bearing	30,933	44,140	71,564	(29.92%)	(56.78%)	46,555
Total Cash & Due From Banks	584,462	553,383	493,193	5.62%	18.51%	879,631
Financial Investments						
Government Securities	409,743	416,730	110,856	(1.68%)	269.62%	616,674
Investments Purchased Under Agreements to Resell	6,936	6,795	69,741	2.08%	(90.05%)	10,439
Other Financial Investments	257,895	299,720	229,501	(13.95%)	12.37%	388,139
Investment Collateral Under Agreements to Repurchase	210,251	217,364	223,744	(3.27%)	(6.03%)	316,433
Total Financial Investments	884,825	940,609	633,842	(5.93%)	39.60%	1,331,685
Loans						
Commercial Loans	1,960,362	1,989,159	1,950,749	(1.45%)	0.49%	2,950,397
Consumer Loans	322,929	304,656	318,456	6.00%	1.40%	486,017
Mortgage Loans	1,030,514	1,037,078	980,640	(0.63%)	5.09%	1,550,951
Foreign Trade Loans	406,284	379,199	276,696	7.14%	46.83%	611,468
Interbank Loans	91,177	20,909	28,719	336.07%	217.48%	137,224
Leasing Contracts	277,267	263,971	256,940	5.04%	7.91%	417,294
Other Outstanding Loans	559,825	595,968	642,554	(6.06%)	(12.88%)	842,552
Past Due Loans	66,667	66,027	67,088	0.97%	(0.63%)	100,336
Contingent Loans	360,726	362,532	287,920	(0.50%)	25.29%	542,902
Total Loans	5,075,751	5,019,499	4,809,762	1.12%	5.53%	7,639,141
Reserve for Loan Losses	(95,675)	(94,090)	(89,438)	1.68%	6.97%	(143,993)
Total Loans, Net	4,980,076	4,925,409	4,720,324	1.11%	5.50%	7,495,148
Other Assets						
Bank Premises and Equipment	114,359	115,556	117,837	(1.04%)	(2.95%)	172,113
Assets Received or Awarded in Lieu of Payment	7,635	9,026	14,137	(15.41%)	(45.99%)	11,491
Investment in Other Companies	2,675	2,679	2,391	(0.15%)	11.88%	4,026
Assets to be Leased	11,424	10,311	10,449	10.79%	9.33%	17,193
Other	260,345	176,900	190,889	47.17%	36.39%	391,826
Total Other Assets	396,438	314,472	335,703	26.06%	18.09%	596,650
TOTAL ASSETS	6,845,801	6,733,873	6,183,062	1.66%	10.72%	10,303,114

LIABILITIES & SHAREHOLDERS' EQUITY

Deposits						
Non-Interest Bearing						
Checking Accounts	483,977	517,137	501,675	(6.41%)	(3.53%)	728,398
Bankers Drafts and Other Deposits	364,023	330,545	371,792	10.13%	(2.09%)	547,864
Total Non-Interest Bearing	848,000	847,682	873,467	0.04%	(2.92%)	1,276,263
Interest Bearing						
Savings Accounts and Time Deposits	2,773,498	2,614,756	2,410,747	6.07%	15.05%	4,174,189
Total Deposits	3,621,498	3,462,438	3,284,214	4.59%	10.27%	5,450,452
Other Interest Bearing Liabilities						
Chilean Central Bank Borrowings						
Credit Lines for Renegotiations of Loans	14,646	15,815	18,781	(7.39%)	(22.02%)	22,043
Other Central Bank Borrowings	18,007	104,830	51,806	(82.82%)	NMF	27,101
Total Central Bank borrowings	32,653	120,645	70,587	(72.93%)	(53.74%)	49,144
Investments Sold Under Agreements to Repurchase	210,981	217,486	223,937	(2.99%)	(5.79%)	317,532
Mortgage Finance Bonds	1,082,634	1,089,849	1,016,302	(0.66%)	6.53%	1,629,393
Other Borrowings						
Bonds	222,362	226,512	229,000	(1.83%)	(2.90%)	334,661
Subordinated Bonds	260,093	263,920	247,452	(1.45%)	5.11%	391,447
Borrowings From Domestic Financial Institutions	179,120	114,909	139,288	55.88%	28.60%	269,580
Foreign Borrowings	150,763	180,634	56,709	(16.54%)	165.85%	226,902
Other Obligations	38,287	41,899	40,950	(8.62%)	(6.50%)	57,623
Total Other Borrowings	850,625	827,874	713,399	2.75%	19.24%	1,280,213
Total Other Interest Bearing Liabilities	2,176,893	2,255,854	2,024,225	(3.50%)	7.54%	3,276,282
Other Liabilities						
Contingent Liabilities	360,156	362,043	287,514	(0.52%)	25.27%	542,044
Other	236,354	116,705	136,345	102.52%	73.35%	355,719
Minority Interest	-	-	176	0.00%	(100.00%)	-
Total Other Liabilities	596,510	478,748	424,035	24.60%	40.67%	897,764
Shareholders' Equity						
Capital and Reserves	419,484	418,544	419,514	0.22%	(0.01%)	631,335
Income (year to date)	31,416	118,289	31,074	(73.44%)	1.10%	47,282
Total Shareholders' Equity	450,900	536,833	450,588	(16.01%)	0.07%	678,617
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**6,845,801**	**6,733,873**	**6,183,062**	**1.66%**	**10.72%**	**10,303,114**
Control	-	-	-			-

BANCO SANTIAGO & SUBSIDIARIES
Consolidated Financial Information

Millions of constant Chilean pesos of 03/31/02 purchasing power and thousands of US dollars at the 03/31/02 exchange rate of 664,44

	1Q 2002	4Q 2001	1Q 2001	YTD 2002	YTD 2002
	Ch$ Millions				US$ Thousands
SELECTED INCOME STATEMENT DATA					
Interest Revenue	111,349	138,676	134,108	111,349	167,583
Interest Expense	(47,761)	(84,021)	(67,721)	(47,761)	(71,882)
Net Interest Revenue	63,588	54,655	66,387	63,588	95,702
Provisions for Loan Losses	(12,826)	(12,068)	(9,975)	(12,826)	(19,303)
Total Income from Fees & Services, Net	11,563	7,197	11,265	11,563	17,403
Other Operating Income, Net	6,896	11,668	3,617	6,896	10,379
Loan Loss Recoveries	3,609	3,355	3,724	3,609	5,432
Other Income & Expense, Net	1,299	4,700	(4,152)	1,299	1,955
Operating Expenses	(38,778)	(40,831)	(36,609)	(38,778)	(58,362)
Loss from Price Level Restatement	1,517	(2,143)	(208)	1,517	2,283
Income Before Tax	33,259	23,178	30,325	33,259	50,056
Income Tax	(1,843)	2,982	749	(1,843)	(2,774)
Net Income	31,416	26,160	31,074	31,416	47,282
SELECTED BALANCE SHEET DATA					
Cash and Due from Banks	584,462	553,383	493,193		879,631
Financial Investments	884,825	940,609	633,842		1,331,685
Loans, Net	4,980,076	4,925,409	4,720,324		7,495,148
Loan Loss Reserves	(95,675)	(94,090)	(89,438)		(143,993)
Total Assets	6,845,801	6,733,873	6,183,062		10,303,114
Deposits	3,621,498	3,462,438	3,284,214		5,450,452
Other Interest Bearing Liabilities	2,176,893	2,255,854	2,024,225		3,276,282
Shareholders' Equity	450,900	536,833	450,588		678,617
FINANCIAL RATIOS					
Profitability & Efficiency					
Net Interest Margin (1)	4.17%	3.70%	4.98%	4.17%	
Return on Average Assets (1)	1.82%	1.55%	2.08%	0.45%	
Return on Average Equity (1)	22.73%	18.42%	24.42%	5.68%	
Efficiency Ratio	47.26%	55.54%	45.05%	47.26%	
Operating Expenses / Average Total Assets (1)	2.24%	2.43%	2.46%	0.56%	
Capital Adequacy					
Basle Ratio	12.72%	12.74%	12.60%		
Tier I Capital	6.42%	6.53%	7.17%		
Tier II Capital	6.30%	6.21%	5.43%		
Asset Quality					
Non-performing Loans / Total Loans (2)	2.25%	1.86%	2.34%		
Past Due Loans / Total Loans (3)	1.31%	1.32%	1.39%		
Loan Loss Reserves / Total Loans	1.88%	1.87%	1.86%		
Loan Loss Reserves / Past Due Loans	143.51%	142.50%	133.31%		
Official Risk Index (4)	1.30%	1.32%	1.31%		

1) Ratios have been annualized and are not necessarily indicative of full year values.
2) Non-performing loans include all loans that are one or more days overdue.
3) Past due loans include all loans that are 90 or more days overdue.
4) Unconsolidated risk index

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2002

Banco Santiago

By: Juan Pedro Santa María
General Counsel